

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 15, 2008

By U.S. Mail and Facsimile

Mr. Domenico Cecere
Chief Financial Officer
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

> **Re:** **Form 10-K for the Fiscal Year Ended November 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended February 29, 2008**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed March 5, 2008**
> **File No. 001-09195**

Dear Mr. Cecere:

We have reviewed your response letter dated July 25, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement on Schedule 14A filed March 5, 2008

Key Considerations in 2007, page 27

1.   We note your responses to comments 4 and 8 in our letter dated May 27, 2008. Please tell us, with a view toward future disclosure, whether the compensation committee considered the decrease in the company's profit margin in analyzing the key consideration of improving gross and pre-tax margins and, if so, what effect this had on their compensation decisions.

Annual Incentives and Discretionary Bonuses, page 30

2.   We note your response to comment 11 in our letter dated May 27, 2008. Please tell us whether the achievement of an objective performance goal based on the level of your pre-tax income or loss for 2008 is materially different than the compensation policies applied for fiscal 2007. If so, tell us, with a view toward future disclosure, the specific financial performance target amounts for the 2008 fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K, page 34 of the Final Rule Release No. 33-8732A, and Question 118.02 of our Compliance and

Disclosure Interpretations, which is available on our website under the Division of Corporation Finance.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant